FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 000-30850
Valcent Products Inc.

789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

As reported in the Herald Express of Devon  on October 17th, 2009, Valcent Products Inc. (“The Company”) announced British Parliamentary backing of the Company’s new VerticropTM vertical farming System developed by Valcent Products (eu) Limited (“VEU”) per the attached news release.  A petition has been tabled at Westminster by Adrian Sanders MP, praising VEU for developing the plant growing system. The Petition is backed by several British MP’s who recognize the considerable potential offered by 20-fold increases in crop yields which could reduce the demand for field crops. The petition also calls for the British Government to support the systems wherever possible including recognition that products produced by the system are organic and should not be prevented from being described as such.

In addition, the Company announced Chris Bradford, currently Managing Director of VEU, has been appointed the President, Chief Executive Officer, and a Director of Valcent Products Inc.  Mr. Bradford has worked within the agricultural sector continuously over the last 35 years in senior management positions in both large companies and smaller ventures.

Chris Bradford joined Bradford & Sons Ltd., a family business post education, ultimately managing the Company’s Crop Services Division, supplying agricultural and horticultural markets in the South West of England.  Immigrating to Canada in 1977, Mr. Bradford worked at senior management level for three leading Canadian farm supply businesses, eventually setting up his own consulting business specialising in project management for start up companies in North America. Returning to the UK in 1996, Mr. Bradford joined the UK Government’s Business Link organization as a Business Development Adviser before returning to consulting in 2002, latterly developing the business plan and start-up strategy for Valcent Products (EU) Limited; he joined the Company on a full time basis as Managing Director in April 2007.

In addition, the Company announces certain appointments to the Company’s subsidiary interest, Valcent Products (eu) Limited per the attached news release.

SEE EXHIBIT 99.1

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News Release Dated October 27, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: November 3, 2009	By:	/s/ George Orr
Name: George Orr
Title: Director